希慎興業有限公司
Hysan Development Company Limited


Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L133-10sal
Your Ref :

30 June 2010

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549,
USA
Mailstop: 3-2


10015997

Dear Sirs,

Rename of Office Tower

Please be informed that the name of our office tower, Manulife Plaza, will be renamed to The Lee Gardens effective from 1 July 2010. Our correspondence address will be revised to 49/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong accordingly.

Kindly update your records accordingly.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

TW/PLL

dlw 7/14